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Using biometrics to secure financial transactions

PITCH VIDEO   INVESTOR PANEL


ITBiometrics
Simple and Secure

itbiometrics.com   Cheyenne WY

Hardware   Technology   Fin Tech   Blockchains   Biometrics

OVERVIEW   UPDATES   WHAT PEOPLE SAY 8   ASK A QUESTION 2

LEAD INVESTOR



Laura Duong

Most people see IT Biometrics as only a hardware company. But Prager sees it as the synthesis of hardware, firmware, and software with an emphasis on all of the software use cases that will be developed. In addition to ITBX function of crypto currency, there is the function of vulnerability defender that prevents loss of anyone's digital money who owns one. That is a game changer. Blockchain functionality are in the hundreds that we can think of. For example, NFTs password access everywhere, credit card transactions both in normal commerce and crypto commerce. Prager explained that normal commerce uses cryptography anyway. Visa, Mastercard, Microsoft, Google, virtually all banks have use a biometrics protocol they have agreed upon "FIDO". Prager's invention meets all the criteria. Vulnerability defender by itself deserves special focus. First, it provides for not losing money in the first place even if you lose you ITBX. The reason is all of your crypto or any other data saved on your ITBX is encrypted by your fingerprint. That means if someone steals it, they

assets. They were afraid of robbery and kidnapping because crypto

Highlights

1. Crypto Wallet startup Ledger just raised $380M. We believe our wallet is more secure + easier to use
2. The ITBx crypto wallet is technologically superior and has better encryption.
3. We have an outstanding team - true experts in biometrics, and we have far superior encryption.
4. Using just your fingerprint, our biometric products completely eliminate passwords!
5. Biometrics is the future of security because you can absolutely prove a person's identity.
6. Your Investment will enable us to market our products and services to banks and crypto users.
7. With so much fraud in financial transactions, our products and services satisfy a great need.
8. Our Founder and Chairman has personally invested over $1 million in our technology.

Our Team



Howard Prager Founder/Chairman

Invented the ITBx, the world's most secure crypto wallet, as well as numerous other advancements in the FinTech sector to secure all types of financial transactions. Howard was a colleague of Steve Jobs and is a true visionary in his field.

The Ledger Crypto wallet had $70 million in sales their first year. Our Chairman hated passwords and our CEO had his bank account hacked, so they figured the time had come to create a more secure device that eliminates passwords. After they learned of the $3 billion in Crypto hacks and the need for a more secure wallet, they created ITBiometrics.



Andy Finch Chief Executive Officer

Andy has bachelor and master degrees in engineering and an MBA with international executive experience in embedded electronics, firmware and software. He has been consulting and doing project management in this field for many years.



Michele Fisher Chief Operating Officer

Former C-level executive crafting marketing campaigns for major U.S. corporations including Weight Watchers and various charities.



P.A.Subrahmanyam, Ph.D. Chief Technology Officer

P.A. Subrahmanyam ("Subra") is a Consulting Professor at Stanford University. As CTO. his expertise in Blockchain technologies, Cybersecurity, Privacy, IoT, Big Data, AI/ML & FinTech will serve us well.



Ahmad Piraiee Advisory Board (Europe)

Marketing & communication expert, Blockchain advisor, Fintech/Insurtech influencer, Public speaker. Startup mentor, providing consultancy to fortune 500 companies.



Ken Silverman Chief Architect

Ken Silverman is an American entrepreneur, inventor and computer scientist with 20 years architecting platforms, systems and complex algorithms. Ken is the inventor of the bank account token wallet solution, a patented process being licensed to banks



Sandy Shutt Secretary of the Corporation,

Worked in financial services for 20 years, held SEC licenses Series 3, 7, 24 and 27



Mick Davis (Advisor) Cybersecurity Expert

Former United States Intelligence Community (IC) and Department of Defense (DoD) subject matter expert on Signals and Encryption.



Alex Bausch Advisor (Europe)

Entrepreneur with broad experience in all aspects of international sales and business development. A record of success in profitable sales and new business development. Analytical, lateral thinker with excellent negotiating and selling skills.



Amarjot Saigal Business Development - Banking

Amarjot Saigal, headed redevelopment, deployment, and maintenance of CitiBank's international currency trading desk, a worldwide leading platform used by banks and traders.



David Sharifi Chief Counsel

David is an entertainment technology attorney with special interest in intellectual property protection, new media production and licensing, mobile publishing, trademark registration, and competitive barrier strategy for digital goods and services.

Pitch


ITBiometrics
Simple and Secure
Biometrics to secure financial transactions – Simple & Secure
2021
itbiometrics.com
ITBiometrics // Simple and Secure 1


Annual Fraud and Theft In Financial Transactions:
•Payment Card Fraud: $28 Billion USD
•Digital Currency Theft: $3 Billion USD
itbiometrics.com
ITBiometrics // Simple and Secure 2


ITBiometrics, Inc.
Biometrics to secure financial transactions – Simple & Secure


ITBiometrics
5412 7512 3412 3456
12/23
Lee M. Cardholder
mastercard
Mr. Walter Smith
VISA

Unique Benefits - Frictionless and Secure

Enhanced Biometrics

verify fingerprint while detecting a thermal signature and measuring blood flow.

Ease of Use

No passwords, pins or passphrase



Business Model

- Hardware sales
- Mobile and Desktop Apps
  - Subscription


YOUR ACCOUNTS

Biometric Payments Products

-Point of sale
-Mobile/tablet
-Desktop/laptop


ITBiometrics
5412 7512 3412 3456
Mr. Walter Smith
VISA

Veteran startup executives with global business leadership experience



Andy Finch
CEO



Dr. P. Subrahmanyam
CTO



Ken Silverman
Chief Architect



Howard Prager
Chairman, Founder

Team Cont'



Amarjot Saigal



Mick Davis



Michele Fisher
COO



Gene Massey
Consultant

Use of Proceeds



$1.07MM US – Reg CF



- Expand Product Development (hardware and apps)
- Marketing & sales
- Ramping manufacturing
- Marketing Reg A Costs

LEAD INVESTOR



Laura Duong

Most people see IT Biometrics as only a hardware company. But Prager sees it as the synthesis of hardware, firmware, and software with an emphasis on all of the software use cases that will be developed. In addition to ITBX function of crypto currency, there is the function of vulnerability defender that prevents loss of anyone's digital money who owns one. That is a game changer. Blockchain functionality are in the hundreds that we can think of. For example, NFTs password access everywhere, credit card transactions both in normal commerce and crypto commerce. Prager explained that normal commerce uses cryptography anyway. Visa, Mastercard, Microsoft, Google, virtually all banks have use a biometrics protocol they have agreed upon "FIDO". Prager's invention meets all the criteria. Vulnerability defender by itself deserves special focus. First, it provides for not losing money in the first place even if you lose you ITBX. The reason is all of your crypto or any other data saved on your ITBX is encrypted by your fingerprint. That means if someone steals it, they cannot access it like other crypto wallets. But the owner can access it with a new one using his/her fingerprint. The next vulnerability that Prager discovered and protected because of surveys he did by talking to many crypto owners with substantial assets. They were afraid of robbery and kidnapping because crypto currency ownership creates these vulnerability that does not exist in owning assets in banks. How that works is all cameras on the phone start video streaming to a URL that can be monitored by anybody anywhere but organized by location monitoring and

responding by participants who wants to contract by similar to a 911 system worldwide. It would be a SaaS like Airbnb or Uber for body guards and ambulances. Overall, this cutting edge technology is the future because it prevents fraud and has many capabilities to do good for humanity in the world.

Invested $150,000 this round & $170,000 previously

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